February 9, 2007

Ms. Tracey McKoy,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            450 Fifth Street, N.W.,

                Washington, D.C. 20549-0404.

Re:	Tenaris S.A.

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 30, 2006

File No. 1-31518

Dear Ms. McKoy:

On behalf of Tenaris S.A. (“Tenaris” or the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of December 20, 2006, to Mr. Carlos Condorelli, the Company’s Chief Financial Officer.

This letter contains the Company’s responses to comments 5 through 15. The Company will be responding to comments 1 through 4 under a separate response letter. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2005

General

5.

We note your response to prior comment two to our letter dated September 12, 2006. We note your reliance on paragraph 15(b) of SFAS 133 and paragraph AG33(d)(ii) of IAS 39 as your basis for not separately accounting for any foreign currency embedded derivative related to your sales of steel tubes and your purchases of pig iron, which are denominated in US dollars. However, we remain unclear as to your basis for determining that steel tubes and pig iron are routinely denominated in US dollars in international commerce. Specifically, you disclose that your sales are primarily denominated in US dollars and that your purchases of pig iron are usually denominated in US dollars. These disclosures suggest that your sales of steel tubes and your purchases of pig iron are, at times, denominated in currencies other than the US dollar, thereby suggesting that these sales are not routinely denominated in US dollars. Accordingly, please clarify. Alternatively, if you have determined that these derivative instruments are immaterial to your results of operations and cash flows, please provide us with the basis for your analysis.

R:	The Company supplementally advises the Staff as follows:

Sales of steel tubes

Prices in the international steel tubes markets are determined in U.S. dollars and, in the bidding process with potential customers, Tenaris and its competitors submit offers in U.S. dollars. Furthermore, the largest consumer of its steel pipe products is the oil and gas industry, an industry in which prices are routinely denominated in U.S. dollars. Moreover, the main indices that measure the evolution of prices used as guidance in the price setting process in international commerce for steel pipes, the Preston Pipe & Tube Report, Pipe-Logix and Metal Bulletin Research, are prepared and published in U.S. dollars.

Notwithstanding the fact that prices in the international markets are effectively determined in U.S. dollars and that its international sales are mainly denominated in U.S. dollars, the Company confirms to the Staff that a portion of its sales are denominated in currencies other than the U.S. dollar. These sales are typically denominated in the currency of the primary economic environment of the relevant subsidiary when supplying steel tubes to its domestic market (e.g., local sales of the Company’s subsidiaries in Brazil, Italy and Mexico, which are denominated in their respective functional currencies) or in the currency of the primary economic environment in which the customer operates.

Purchases of pig iron

The Company advises the Staff that prices in the pig iron markets are routinely denominated in U.S. dollars. In all relevant industry publications (e.g., Metal Bulletin Research and CRU—Commodities Research Unit), regardless of country of origin, pig iron indexes are quoted in U.S. dollars. The Company’s suppliers submit their quotes in U.S. dollars in order to allow the Company to compare them against quotes by other suppliers and against market references.

On occasion, however, the U.S. dollar price for spot transactions is converted into the local currency of the subsidiary that is purchasing the pig iron, particularly if the transaction is with a local supplier. In such instances, once the price in U.S. dollars is determined and settled, the subsidiary agrees to denominate the deal in the currency of its primary economic environment.

Accordingly, the Company believes that it complies with paragraphs 15 of SFAS 133 and AG33 (d) of IAS 39 because its sales of steel tubes and purchases of pig iron are either (1) denominated in U.S. dollars which is the currency in which such transactions are routinely determined and denominated in international commerce, or (2) in the currency of the primary economic environment in which any substantial party to the contract operates.

Consolidated Income Statements, page F-3

6.	We note your response to prior comment five. You state that you believe that a cross reference to a footnote on the face of your income statement is sufficient to comply with IAS 1.81(b), which requires presentation of finance costs on the face of your income statement, rather than in the notes to your financial statements. Your basis for this view is unclear. Accordingly, please present your finance costs on the face of your income statement on a gross basis in future filings. If, on the other hand, you believe that the financial income amounts that have been netted against your finance costs are not material, please provide us with your support for this conclusion.

R:	In future filings, the Company will present its finance costs on the face of its income statement on a gross basis.

Accounting Policies — (R) Revenue Recognition, page F-17

7.	We have read your response to prior comment nine. We note from your response that you recognize revenue for bill and hold transactions where you conclude that you have met several of the factors set forth in SAB 104. However, please clarify the following:

•	Please tell us the percentage of total sales for each year presented that relates to products located in your storage facility that have not been shipped to your customers by the end of the year.

•

Please tell us whether the buyer, as opposed to you, requested the transaction be on a bill and hold basis. If so, please explain, in detail, the buyers’ business reasons for ordering the goods on a bill and hold basis. Further, if so, please tell us your consideration as to whether the buyers’ business reasons for the bill-and-hold transactions have introduced a contingency to the buyers’ commitment. If not, please tell us your business reasons for undertaking bill and hold transactions.

•

Please tell us whether there is a fixed schedule for delivery. If so, please tell us your consideration as to whether that delivery schedule is reasonable and consistent with the buyers’ business purposes, in determining the timing of your revenue recognition.

•

Please tell us the payment terms (e.g. expected payment date and payment terms) for your bill and hold transactions. Please tell us whether the payment terms for the bill and hold transactions are consistent with the terms of non bill and hold customers. If the payment or credit terms have been modified for your bill and hold transactions, please tell us the nature of the modifications.

•	Please tell us your past experiences with and the pattern of your bill and hold transactions.

•	Please tell us how long you generally hold these products in your storage facility.

•	Please tell us whether the buyer bears the risk of loss if the market value of the goods declines.

•	Please tell us whether your custodial risks are insurable and insured.

•	You state that the buyer has a fixed commitment to purchase the goods. Please tell us whether this fixed commitment is in writing.

R:	The Company supplementally advises the Staff as follows:

•

The percentage of total sales that relates to products located in its storage facilities that have not been shipped to its customers amounted to 3.1%, 1.0% and 3.1% as of December 31, 2005, 2004 and 2003 respectively.

•	Transactions are made on a bill and hold basis in light of the business needs of the particular buyer. In each case, the buyer must specifically acknowledge the deferred delivery instructions.

A majority of the Company’s bill and hold transactions during the years 2003 and 2005 related to operations of a Brazilian subsidiary, which supplies steel pipes to major gas pipeline construction projects. Due to the nature of these projects and their dependence on the availability of a large quantity of steel tubes in a short period of time the customer needs to secure the supply of steel tubes for the whole pipeline in advance. These projects are usually spread along hundreds of kilometers, and require a significant volume of tubes. Because the customer generally does not have the warehouse capacity that would be required to store such stock, the customer generally requests the seller to store the stock until delivery. When deliveries are made they are directed to the specific working site where the tubes are needed in accordance with the customer’s schedule for delivery, as opposed to the customer’s warehouse. These transactions are generally made under Ex-works conditions (an Incoterm by which the seller agrees to make the goods available to the buyer at the seller's premises) with the storage of the tubes at the seller’s warehouse. In this way, the buyer gains flexibility to manage the flow of tubes to each construction site in the project, reducing to a minimum the stock of tubes at each site and the related handling and transportation costs.

The remainder of the Company’s bill and hold transactions result from certain of its longstanding customer relationships. For, example, a portion of the transactions between Petróleos Mexicanos, or Pemex, and Tubos de Acero de México S.A., or Tamsa, the Company’s steel pipe subsidiary in Mexico, are bill and hold. Tamsa has a strong relationship with Pemex and, as part of their standard commercial agreements, is required to keep Pemex’s stock in its storage facilities for a period of not more than 30 days and is required to deliver the tubes to Pemex on 72-hours notice. Most of the bill and hold transactions during 2004 were attributable to Pemex’s stock.

The Company believes that these transactions have not introduced any contingency to the buyer’s commitment. They are entered into in writing with well-known customers, including, for example, Pemex and Petróleo Brasileiro S.A, or Petrobras, two of the world’s largest crude oil and condensates producers. For example, in 2005, 65% of the Company’s sales not shipped to its customers at year end were due to sales of welded pipes by its Brazilian subsidiary for gas pipeline projects undertaken by Petrobras. Furthermore, these transactions are structured to require Petrobras to make advance payments to finance working capital requirements, including the purchase of specified steel plates and coils. As of December 31, 2005, Tenaris had collected 82% of the total contract consideration and the balance was collected within the following 60 days.

•

Sales done on a bill and hold basis have a fixed schedule for delivery according to customer’s specifications. For the reasons discussed elsewhere in this response, the Company believes that the delivery schedules are reasonable and consistent with the buyer’s business purposes.

•

Apart from the operations performed by the Company’s Brazilian subsidiary, which contain special payment terms as explained above, the payment terms of the remainder of Tenaris’s bill and hold transactions (representing a small portion of such transactions) are consistent with those for non-bill and hold customers. In connection with the two main bill and hold transactions described above (Petrobras and Pemex), which together accounted for 87% of Tenaris’s total sales not shipped as of December 31, 2005, 75% of their total amount was collected before year end and the remainder was collected within the following 60 days.

•

As described above, bill and hold transactions are mainly used in connection with major projects and, to a lesser extent, with customers with whom the Company has longstanding relationships. To date, the Company has not experienced any material customer claims requesting the cancellation of bill and hold transactions.

•

In the case of bill and hold transactions related to major pipeline construction projects, the length of time over which Tenaris may hold the products depends on the buyer’s requirements and the pace of the project. With respect to transactions under a longstanding relationship, like the one between Tamsa and Pemex, the storage time is much shorter and does not generally exceed 30 days, in accordance with the terms of the relevant contract.

•

The Company respectfully confirms to the Staff that the buyer bears the risk of loss if the market value of the goods declines and that stocks are not insured because, having been sold under Ex-works conditions, risks have been transferred to the buyer.

Note 1 — Segment information, page F-22

8.	We have read your response to prior comment 11. You assert that the primary focus of your segment presentation is the way management views operating data. However, this approach is not consistent with the approach in IAS 14. You also state that the allocation of other operating expenses directly to your segments would require a significant degree of judgment. However, paragraph 16 of IAS 14 acknowledges that segment expenses will require judgment, in stating that “segment expense…[includes] the relevant portion of an expense that can be allocated on a reasonable basis [emphasis added] to the segment.” Accordingly, in future filings, please deduct all segment expenses, as defined by paragraph 16 of IAS 14, from your presentation of your segment results.

Alternatively, if you continue to believe that your operating expenses cannot be allocated to your segments, please explain, in detail, the basis for this view. Please also describe to us the information available in your internal financial reports and whether this information includes operating income by segment.

R:	In future filings, to the extent material or applicable, the Company will deduct all segment expenses, as defined by paragraph 16 of IAS 14, from its presentation of its segment results.

Note 11 — Intangib1e assets, net, page F-29

9.

We note your response to prior comment 16. We note that you considered the risk of impairment of your Siderca assets to be low. However, given the level of judgment involved in these estimates, the disclosures required by paragraphs 134(d) and 134(f) of IAS 36 assist readers in understanding the risks and uncertainties associated with these assets. Accordingly, in future filings, please include the disclosures required by paragraph 134(d) of IAS 36. Further, if a reasonably possible change in a key assumption would cause Siderca’s carrying amount to exceed its recoverable amount, please also include the disclosures required by paragraph 134(f) of IAS 36.

R:	In future filings, to the extent material or applicable, the Company will include the disclosures required by paragraph 134(d) of IAS 36. In addition, if a reasonably possible change in a key assumption would cause Siderca’s carrying amount to exceed its recoverable amount, the Company will also include in future filings the disclosures required by paragraph 134(f) of IAS 36.

Note 28 — Business combinations and other acquisition, page F-48

10.	We note from your response to prior comment 20 that you accounted for Amazonia under the equity method of accounting, even though you only owned 14.49% of its equity in 2004 and 2003. We further note that due to your application of the equity method of accounting, you recognized $71.4 million of equity income, presumably primarily related to Amazonia and $51.9 million related to the reversal of an impairment charge related to Amazonia. These amounts represent approximately 12% of your pre-tax income in 2004. In light of these amounts, please tell us your basis for accounting for Amazonia under the equity method of accounting, even though you only owned 14.49% of its equity.

R:	The Company confirms to the Staff that as disclosed on page F-9 of the Company’s annual report on Form 20-F for the year ended December 31, 2004, the Company’s investment in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) was accounted for under the equity method. The Company believes that this accounting treatment is in accordance with IAS 28 under IFRS and APB 18 under US GAAP, because the Company was able to exert significant influence over Amazonia (even though its interest was below 20%), as shown by the following relevant facts and circumstances:

•	Three of Tenaris’s board members were at the same time members of Amazonia’s equivalent body during 2004 and 2003;

•

Companies under the common control of San Faustín NV (Tenaris’s controlling shareholder), including Tenaris, owned 41.44% of Amazonia as of December 31, 2004 and, after the conversion of Ylopa’s convertible debt instrument into Amazonia’s common stock, increased their ownership to 60.54%; and,

•	Under Amazonia’s shareholders agreement, companies under the common control of San Faustín NV (as defined in the shareholders’ agreement) had the right to designate 5 out of 11 directors.

11.	Please tell us why you accounted for the convertible debt in Amazonia, as well as its exercise, differently from Ternium, given that Ternium’s historical financial statements reflect, to some extent, your financial statements, due to the common control transactions resulting from San Faustin’s corporate reorganization. Further, please tell us your consideration of paragraph 28 of IAS 27, given that both you and Ternium are controlled by the same entity.

R:	The Company believes that the different accounting treatment between Ternium and Tenaris results from the difference in circumstances arising from the exercise: while Ternium gained control of Amazonia upon exercise of the convertible debt instrument, Tenaris did not and could not gain such control.

In connection with the Company’s response to the Staff’s letter dated December 20, 2006, Ternium’s management represented to the Company that “as discussed with the Commission’s Staff at the time of our IPO, in accounting for the convertible debt we considered that this instrument was not within the scope of IAS 39 in light of the exception in IAS 39 paragraph 2(g) and accordingly, we classified the convertible debt as a prepayment for a business combination. As a result, the convertible debt was accounted for at cost. We considered that the convertible instrument qualified as a contract to execute a business combination because, upon exercise, it gave Ternium control of Amazonia”.

By contrast, the Company believes that the scope exception considered by Ternium in accounting for Ternium’s investment in this security is not applicable to Tenaris’s investment, because, upon exercise, Tenaris did not and could not obtain control of Amazonia. Accordingly the conditions for it to be considered in the context of a business combination under IFRS 3 were not met and IAS 39 (Revised 2003) was applied.

Furthermore, the Company respectfully notes to the Staff that, while Tenaris owned a 15% interest in Ternium at December 31, 2005, Ternium did not and does not hold any interest in Tenaris, and therefore, the Company believes that Ternium’s historical financial statements do not reflect Tenaris’s financial statements to any extent. In addition, Tenaris does not consolidate Ternium’s financial statements. As such, in the view of the Company, paragraph 28 of IAS 27 does not apply to the financial statements of either Ternium or Tenaris.

12.	You state that had you accounted for the convertible debt as a financial asset at fair value through profit and loss under IFRS, there would be no change in your IFRS financial statements, as it appears that you believe that the changes in the fair value of the convertible debt would equal the changes in the fair value of the embedded conversion option (i.e. $83.1 million in 2004). However, your basis for this determination is unclear, as the fair value of the convertible debt would also change for items that would not affect the fair value of the embedded conversion option. Please advise. Further, please clarify whether you believe that the convertible debt should be accounted for (1) as a financial asset through profit and loss or (2) at amortized cost, with the conversion option bifurcated and accounted for at fair value. Please also provide us with the accounting literature to support your view.

R:	The Company advises the Staff that it accounted for the Amazonia convertible debt instrument at amortized cost, with the conversion option bifurcated and accounted for at fair value. Specifically:

a)	The debt instrument was classified at inception within the “loans and receivables” category as defined in paragraph 9 of IAS 39 (Revised 2003). Accordingly, the debt was measured at amortized cost as required by paragraph 46(a) of IAS 39 (Revised 2003), with changes in the amortized cost of the debt recognized in profit or loss, as required by paragraph 56 of IAS 39 (Revised 2003).

b)	The embedded conversion option was classified as an embedded derivative in accordance with paragraph 10 of IAS 39 (Revised 2003). Therefore, the conversion option was accounted for as a derivative as required by paragraph 11 of IAS 39 (Revised 2003) and following the provisions of paragraphs 46 and 55(a) of IAS 39 (Revised 2003) that require derivative financial assets to be accounted for at fair value with gains or losses recognized in profit or loss.

The Company confirms to the Staff that there would be no significant change in its IFRS financial statements had the whole convertible debt instrument been accounted for as a financial asset at fair value through profit or loss. The Company believes that the amortized cost method approximates the fair value of the debt instrument; taking into consideration the economic and financial situation of Amazonia at that time, when its main assets were already pledged and it was not reasonable to expect that a bank would be willing to lend Amazonia any money, a market value for the debt was not obtainable. Therefore, the Company believes that the most significant item that impacted the change in the fair value of the convertible debt instrument, as a whole, considering both the debt instrument and the conversion option, was the change in the fair value of the conversion option, and this conversion option was already accounted for at fair value through profit or loss.

The Company determined the fair value of the conversion option based on the fair value of the underlying asset to be received upon conversion, which, in this case, was the fair value of the additional equity interest in Amazonia, calculated based on a discounted cash flow analysis performed by Amazonia’s management.

The Company believes that, under IFRS, the convertible debt instrument should be accounted for at amortized cost, with the conversion option bifurcated and accounted for at fair value. For purposes of assessing whether the embedded conversion option should be separated from the host contract and accounted for as a derivative under IAS 39 (Revised 2003), the Company verified that the embedded conversion option complied with the requirements of paragraph 11 of IAS 39 (Revised 2003), as follows:

a)	Based on paragraph AG 30(f) of IAS 39, the Company believes the embedded conversion option should be accounted separately from the host contract.

b)	As the Company believes this embedded conversion option is, in nature, a purchased call option on equity securities, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

c)	The hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Instead, as explained above, the host contract (the debt instrument) is accounted for at amortized cost.

13.	You also state that under US GAAP, had you accounted for the convertible debt as an available for sale security, your 2004 US GAAP pre-tax income would differ by $83.1 million, or 9%, which you have determined to be immaterial. Further, you state that under this hypothetical methodology, you would have recognized the $83.1 million in February 2005. Please address the following:

•	Please clarify further why you believe a 9% overstatement of your 2004 pre-tax income is quantitatively immaterial.

•

We note that upon conversion of the convertible debt, Ternium offset the amount in accumulated other comprehensive income against the value of the convertible debt investment. Please tell us why your accounting would differ, as your hypothetical accounting results in a gain in 2005 as well as a higher carrying value for your investment in Amazonia, and later, Ternium.

R:	The Company respectfully directs the Staff to its response to prior comment 20, where the Company stated that it had determined the impact of a hypothetical different accounting treatment to be immaterial under a SAB 99 analysis.

In performing its analysis, the Company relied on the concept of materiality included in SAB 99, which states, “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important”, and its references to SFAS 2 (“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”).

From a quantitative perspective, the Company concluded that, when put in context, the use of this different accounting treatment would not impact its consolidated total assets, shareholders’ equity, revenues, profit margins, or comprehensive income, and would have no significant impact on its consolidated pre-tax income. The Company further concluded in that this difference does not quantitatively affect trends and would not impact the understanding of its underlying business by the readers of the Company’s financial statements. As described in the Company’s response to prior comment 20, Tenaris’s business significantly improved over the last few years. U.S. GAAP pre-tax income increased from $282 million in 2003, to $959 million in 2004, was $1,869 million in 2005 and is projected to be over $2,500 million in 2006. Accordingly, the significant growth and trends of the Company’s business would not be affected if an $83 million adjustment were recorded either in the fourth quarter of 2004 or in the first quarter of 2005.

The Company further advises the Staff that it believes that a hypothetical 9% overstatement of its 2004 pre-tax income would be immaterial because of the quantitative reasons identified above and the following qualitative factors:

•	The transaction was complex and there may be different views on how to account for it;

•	The accounting treatment used did not mask any changes in earnings or other trends;

•	The use of this accounting treatment was not intended to hide a failure to meet analysts’ consensus expectations for the enterprise;

•	The use of this accounting treatment does not change a loss into income or vice versa;

•

The accounting treatment used does not concern a segment or other portion of the business that has been identified as playing a significant role in the Company’s operations or profitability; the Company’s operations were organized in four different segments (seamless pipes, welded pipes, energy, and others), and investments in associated companies are not allocated to any of these segments. Amazonia holds a controlling interest in Sidor, a company operating in the flat steel business, which is not and cannot be considered a “core” business for Tenaris;

•

The accounting treatment used would not affect the basis for calculation of the Company’s dividends, nor its compliance with regulatory requirements, loan requirements or contractual obligations, because for those purposes the Company uses its primary consolidated financial statements (prepared under IFRS) or its stand alone financial statements (prepared in accordance with Luxembourg laws and regulations), as applicable;

•	The accounting treatment used does not have the effect of increasing management’s compensation;

•	The accounting treatment used does not involve concealment of an unlawful transaction;

•	The Company’s annual report on 20-F for the year ended December 31, 2004 includes a detailed explanation of this transaction on pages 38, 39, F-29 and F-40; and

•	There is no expected market reaction for either accounting treatment that could be adopted by Tenaris in this respect.

The Company believes that, upon conversion of the convertible debt, Ternium offset the amount in accumulated other comprehensive income against the value of the convertible debt instrument as a result of the conversion taking place in the context of a business combination. Conversely, the conversion of the Company’s convertible debt did not occur in the context of a business combination as explained above in response to the Staff’s comment 11. Therefore, under the hypothetical accounting described in its response to prior comment 20, the Company believes that other comprehensive income was recognizable into earnings upon conversion because the exchange of this convertible debt security by Amazonia’s common stock results in the gain being realized.

14.	Regarding the exchange of your holdings in Amazonia and Ylopa for shares of Ternium, we note that you, as well as Ternium, accounted for the exchange at the predecessor’s cost basis. However, we note that although San Faustin owned 100% of Ternium at the time of the exchange, it only owned 60.4% of you. Accordingly, in light of the 39.6% minority interest, please help us understand the following:

•	It appears that the 39.6% minority interest participated in the exchange, such that it appears that a portion of the exchange would not be accounted for at the predecessor’s cost basis.

Accordingly, please tell us how you determined that you would not (1) recognize a gain/loss on the sale of your investments in Amazonia and Ylopa and (2) account for the Ternium shares at fair value to the extent of the 39.6% minority interest.

•

From Ternium’s perspective, please also tell us your consideration of this 39.6% minority interest. Given that Ternium is 100% owned by San Faustin, it would appear that purchase accounting would apply to the interests in Amazonia and Ylopa that it received from you, to the extent of the 39.6% minority interest.

R:	The Company further advises the Staff that the Amazonia and Ylopa interests were held directly by the Company. Accordingly, from Tenaris’s perspective, no minority shareholders participated in the exchange of Amazonia and Ylopa’s shares for Ternium’s shares. Below is a simplified diagram of the Company’s interests before and after the exchange of shares of Amazonia for shares of Ternium:

Before the exchange (September 8, 2005)

After the exchange (September 10, 2005)

As shown above, the exchange did not result on the acquisition of any non-controlling equity interest in Tenaris by San Faustín or Ternium.

The Company believes that the explanation above may also be useful for the Staff to understand the accounting from Ternium’s perspective.

15.	You state in your response to prior comment 20 that you recognized, under both IFRS and US GAAP, the dilution in your interests in Amazonia as a result of Amazonia’s capitalization of subordinated debt. If material, please tell us where in your financial statements you have recognized the gain / loss on dilution, as there appears to be no reference to this gain / loss in your income statement or your statement of changes in equity.

R:	The Company advises the Staff that it recognized the result on dilution through profit and loss under Equity in earnings of associated companies.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call me at (212) 558-4309. I may also be reached by facsimile at (212) 558-3588 and by e-mail at spinellinosedac@sullcrom.com. In my absence, please call Christina L. Padden at (212) 558-7930. She may also be reached by facsimile at (212) 558-3588 and by e-mail at paddenc@sullcrom.com.

Very truly yours,

/s/ Carlos J. Spinelli-Noseda

cc:	Nili Shah
(Securities and Exchange Commission)

Carlos Condorelli
(Tenaris S.A.)

Daniel A. López Lado
Kenneth J. Blomster
Rodolfo G. Bosenberg
Carlos Martín Barbafina
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
Diego E. Parise
(Bruchou, Fernández Madero, Lombardi & Mitrani)

Christina L. Padden, Esq.
(Sullivan & Cromwell LLP)